

October 13, 2017

Stephen Carey
Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, MN 56623

> **Re: ANI Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Response Dated September 29, 2017**
> **File No. 001-31812**

Dear Mr. Carey:

We have reviewed your September 29, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business
Research and Development, page 9

1. We refer to your response to prior comment 2, and your statement that you will disclose profit-sharing arrangements within a ten-point range only if you believe such disclosure would not put the Company at a competitive disadvantage. Please note that material information about your material agreements, which may include profit-sharing provisions, must be disclosed. Although you may request confidential treatment for specific provisions in these agreements that may cause substantial competitive harm, your disclosure should provide investors with information regarding the material provisions of

those agreements that would allow investors to evaluate the agreements in the context of your business.

Please contact Dorrie Yale at 202-551-8776 or Christopher Edwards at 202-551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance